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                                   VOTING AGREEMENT


     VOTING AGREEMENT, dated as of May 19, 1999 (this "Agreement"), between ________________ (the "Shareholder") and U.S. BANCORP, a Delaware corporation ("Acquirer").

     WHEREAS, Western Bancorp, a California corporation ("Seller"), and Acquirer are contemporaneously entering into an Agreement and Plan of Merger, dated as of this date (the "Merger Agreement"), which provides, among other things, for the merger of Seller with and into Acquirer (the "Merger");

     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Acquirer has requested that the Shareholder make certain agreements with respect to certain shares of Common Stock, no par value per share ("Shares"), of Seller beneficially owned by Shareholder, upon the terms and subject to the conditions of this Agreement; and

     WHEREAS, in order to induce Acquirer to enter into the Merger Agreement, the Shareholder is willing to make certain agreements with respect to the Subject Shares (as defined);

     NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

     1. VOTING AGREEMENTS. For so long as this Agreement is in effect, in any meeting of shareholders of Seller, and in any action by consent of the shareholders of Seller, the Shareholder shall vote, or, if applicable, give consents with respect to, all of the Subject Shares that are held by the Shareholder on the record date applicable to the meeting or consent (i) in favor of the Merger Agreement and the Merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Shareholder; (ii) against any competing Takeover Proposal (as defined in the Merger Agreement) or other proposal inconsistent with the Merger Agreement or which may delay the likelihood of the completion of the Merger;
(iii) against any change in a majority of the persons who constitute the board of directors of Seller; or (iv) against any change in the capitalization of Seller or any amendment of the Seller's Articles of Incorporation or Bylaws. Such Shareholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violate the provisions of agreements contained in this Section 1. The Shareholder shall use reasonable best efforts to cast Shareholder's vote or give Shareholder's consent in accordance with the procedures communicated to Shareholder by Seller relating thereto so that the vote or consent shall be duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent.

     2. SUBJECT SHARES. The term "Subject Shares" shall mean the Shares set forth opposite the Shareholder's name on Schedule A hereto, together with any shares of Seller

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acquired by the Shareholder after the date hereof over which the Shareholder has the power to vote or power to direct the voting.

     3. COVENANTS. For so long as this Agreement is in effect, the Shareholder agrees not to (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of (each such disposition or contract, a "Transfer"), any Subject Shares or Shares the Shareholder then has the right to acquire, or will have the right to acquire within 60 days, pursuant to options to purchase Shares granted to the Shareholder by Seller; (ii) grant any proxies with respect to any shares that then constitute Subject Shares, deposit any of the Subject Shares into a voting trust or enter into a voting or option agreement with respect to any of the Subject Shares inconsistent with the Merger Agreement or this Agreement;
(iii) subject to Section 7, directly or indirectly, solicit, initiate, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Takeover Proposal or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to, an Takeover Proposal; or (iv) take any action which would make any representation or warranty of the Shareholder in this Agreement untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that nothing in the foregoing provisions of this Section 3 shall prohibit the Shareholder from effecting any Transfer of Subject Shares pursuant to any bona fide charitable gift or by will or applicable laws of descent and distribution, or for estate planning purposes, if the transferee agrees in writing to be bound by the provisions of this Agreement. As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     4. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. The Shareholder represents and warrants to Acquirer that:

     (a) CAPACITY; NO VIOLATIONS. The Shareholder has the legal capacity to enter into this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law). The execution, delivery and performance by the Shareholder of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach or default under, any of the terms of any contract, commitment or other obligation to which the Shareholder is a party or by which the Shareholder is bound; (ii) violate any order, writ, injunction, decree or statute, or any law, rule or regulation applicable to the Shareholder or the Subject Shares; or (iii) result in the creation of, or impose any obligation on the Shareholder to create, any Lien upon the Subject Shares that would prevent the Shareholder from voting the Subject Shares. In this Agreement, "Lien" shall mean any lien, pledge, security interest, claim, third party right or other encumbrance.

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     (b)  SUBJECT SHARES.  As of the date of this Agreement, the Shareholder is the beneficial owner of and has the power to vote or direct the voting of the Subject Shares free and clear of any Liens that would prevent the Shareholder from voting such Subject Shares. As of the date of this Agreement, the Subject Shares are the only shares of any class of capital stock of Seller which the Shareholder has the right, power or authority (sole or shared) to sell or vote, and, other than options or warrants to purchase Shares held by the Shareholder as of this date, the Shareholder does not have any right to acquire, nor is it the beneficial owner of, any other shares of any class of capital stock of Seller or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of Seller. The Shareholder is not a party to any contracts (including proxies, voting trusts or voting agreements) that would prevent the Shareholder from voting the Subject Shares.

     5. EXPENSES. Each party to this Agreement shall pay its own expenses incurred in connection with this Agreement.

     6. SPECIFIC PERFORMANCE. The Shareholder acknowledges and agrees that if Shareholder fails to perform any of Shareholder's obligations under this Agreement, immediate and irreparable harm or injury would be caused to Acquirer for which money damages would not be an adequate remedy. In that event, the Shareholder agrees that Acquirer shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Acquirer should institute an action or proceeding seeking specific enforcement of the provisions of this Agreement, the Shareholder hereby waives the claim or defense that Acquirer has an adequate remedy at law and hereby agrees not to assert in that action or proceeding the claim or defense that a remedy at law exists. The Shareholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any equitable relief.

     7. SHAREHOLDER CAPACITY. No person bound by this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. The Shareholder signs solely in Shareholder's capacity as the beneficial owner of the Shareholder's Subject Shares and nothing herein shall limit or affect any actions taken by the Shareholder in any capacity as an officer or director of Seller to the extent specifically permitted by the Merger Agreement. Nothing in this Agreement shall be deemed to constitute a transfer of the beneficial ownership of the Subject Shares by the Shareholder.

     8. NOTICES. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the applicable party at the following addresses or telecopy numbers (or at any other address or telecopy number for a party as shall be specified by like notice):

     If to Acquirer, to:      U.S. Bancorp
                              U.S. Bank Place

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                              601 Second Avenue South
                              Minneapolis, Minnesota 55402
                              Attention: Lee R. Mitau, Esq.
                              Facsimile:  (612) 973-4333

     With a copy to:          Dorsey & Whitney LLP
                              Pillsbury Center South
                              220 South Sixth Street
                              Minneapolis, Minnesota  55402-1498
                              Attention:   Jay L. Swanson, Esq.
                                           Elizabeth C. Hinck, Esq.
                              Facsimile:  (612) 340-8738

     If to the Shareholder:





With a copy to:               Irell & Manella LLP
                              333 South Hope Street, Suite 3300
                              Los Angeles, California  90071-3042
                              Attention:  Ken Ikari, Esq.
                              Facsimile:  (213) 229-0515

     9. PARTIES IN INTEREST. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns; provided, however, that any successor in interest or assignee shall agree to be bound by the provisions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Acquirer, the Shareholder or their successors or assigns, any rights or remedies under, or by reason, of this Agreement.

     10. ENTIRE AGREEMENT; AMENDMENTS. This Agreement contains the entire agreement between the Shareholder and Acquirer with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to these transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

     11. ASSIGNMENT. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party to this Agreement, except that (a) Acquirer may assign its rights and obligations under this Agreement to any of its direct or indirect wholly owned subsidiaries (including Acquirer Sub), but no transfer shall relieve Acquirer of its obligations under this Agreement if the transferee does not

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perform its obligations, and (b) the Shareholder may transfer Subject Shares to the extent permitted by Section 3 of this Agreement.

     12. HEADINGS. The section headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.

     13. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

     14. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     15. TERMINATION. This Agreement shall terminate automatically and without further action on behalf of any party at the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the date the Merger Agreement is terminated pursuant to its terms.

     [Signature page follows]

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     IN WITNESS WHEREOF, Acquirer and the Shareholder have caused this Agreement to be duly executed and delivered on the day and year first above written.


                                   U.S. BANCORP



                                   By

                                   Name: Susan E. Lester
                                   Title:  Executive Vice President and
                                           Chief Financial Officer







                                   [Print Name of Shareholder]
                                      SCHEDULE A

SHAREHOLDER                        SHARES OWNED